Rule 12g3-2(b) File Number: 82-5237

02 DEC 30 AM 8:03

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

82-34629

December 27, 2002

02060832

Securities and Exchange Commission
Office of International Corporate Financ
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549

SUPPL

Re: Rule 12g3-2(b) Exemption – File Number 82-5237

Dear Sir or Madam:

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder. Our file number is 82-5237.

According to Rule 12g3-2(b), we enclose herewith the following documents made public and/or sent to the shareholders of the Company:

1. Announcement made public in Hong Kong newspaper on December 27, 2002 regarding the closure of books; and
2. Notice of extraordinary general meeting to be held on February 11, 2003.

The documents themselves should be self-explanatory. We hope that you find the documents in order, and thank you for your attention.

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Sincerely yours,

Wenyao Jiang
Company Secretary

Zhejiang Expressway Co., Ltd.
19/F, Zhejiang World Trade Center
15 Shuguang Road
Hangzhou, Zhejiang Province
P. R. of China
Postal code: 310007

Tel: 86-571-8798 7700
Fax: 86-571-8795 0329

dw 1/9

Cc: Ms. Denise Wong – Herbert Smith, (852) 2845 9099

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of Zhejiang Expressway Co., Ltd. (the "Company") will be held at 10:00a.m. on Tuesday, 11th February, 2003 at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China (the "PRC") for the conduct of the following business:

As ordinary resolutions:

1. To elect directors of the Company and approve their remuneration;

2. To elect supervisors of the Company and approve their remuneration;

3. To authorize the board of directors of the Company to approve the directors' service contracts, the supervisors' service contracts and all other relevant documents and to authorize any one executive director of the Company to sign such contracts and other relevant documents for and on behalf of the Company and to take all necessary action in connection therewith.

By Order of the Board
Jiang Wenyao
Company Secretary

Hangzhou, Zhejiang Province, the PRC
27th December, 2002

Notes:

1. **Registration procedures for attending the EGM**

    (1) Holders of H shares of the Company ("H Shares") and domestic shares of the Company ("Domestic Shares") intending to attend the EGM should return the reply slip for attending the EGM to the Company by post or by facsimile (address and facsimile numbers are shown in paragraph 5 below) such that the same shall be received by the Company on or before 22nd January, 2003.

    (2) A shareholder or his/her/its proxy should produce proof of identity when attending the EGM. If a corporate shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the board of directors or other governing body of such shareholder appointing such legal representative at the meeting.

2. **Proxy**

    (1) A shareholder eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote on his/her/its behalf. A proxy need not to be a member.

    (2) A proxy should be appointed by a written instrument signed by the appointor or his/her/its attorney. If the appointor is a corporation, the same shall be affixed with its common seal or signed by its director(s) or duly authorized representative(s). If the form of proxy is signed by the attorney of the appointor, the power of attorney or other authorization document(s) of such attorney should be notarised.

(3) To be valid, the power of attorney or any other authorization document(s) (which have been notarised) together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company at the address shown in paragraph 5 below and, in the case of holders of H Shares, to Hong Kong Registrars Limited at Rooms 1901-1905, 19th Floor, Hopewell Center, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time designated for the holding of the EGM.

(4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote on a poll.

3. **Closure of Register of Members**

The register of members holding H shares of the Company will be closed from 11th January 2003 to 10th February 2003 (both days inclusive).

4. **Eligibility for attending the Extraordinary General Meeting**

Holders of Domestic Shares and H Shares whose names appear on the register of members of the Company at the close of trading on 10th January 2003 (Friday) shall have the right to attend the EGM.

Holders of H Shares who intend to attend the EGM must deliver all transfer instruments and the relevant shares certificates to the share registrar for H Shares, Hong Kong Registrars Limited (which address is set out in paragraph 5 below), at or before 4:00p.m. on 10th January, 2003.

5. **Miscellaneous**

(1) The EGM will not last for more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(2) The address of the share registrar for the H Shares, Hong Kong Registrars Limited, is at:

Rooms 1712-1716
17th Floor, Hopewell Center
183 Queen's Road East,
Hong Kong

(3) The address of the Company is at:

19th Floor, Zhejiang World Trade Center
15 Shuguang Road
Hangzhou 310007
People's Republic of China

Telephone No.: (+86)-571-8798 7700
Facsimile No.: (+86)-571-8795 0329

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

Reply Slip for Extraordinary General Meeting

I(We) ____

of ____ ,

Telephone number: ____________________ and Fax number: ____________________ ,

being the holder(s) of ______________________________ H Share(s)/Domestic Share(s)* of Zhejiang Expressway Co., Ltd. (the "Company") hereby confirm that I(We) wish to attend or appoint a proxy to attend (on my(our) behalf) the Extraordinary General Meeting to be held at 10:00a.m. on Tuesday, 11th February, 2003 at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China (the "PRC").

Signature: ______________________________

Date: ______________________________

Note: Eligible shareholders who wish to attend the Extraordinary General Meeting are advised to complete and return this reply slip to the Company at 19th Floor Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the PRC by post or by facsimile (Fax no.: (+86)-571-8795 0329) such that the same shall be received by the Company on or before 22nd January, 2003. Failure to sign and return this slip, however, will not preclude an eligible shareholder from attending the Extraordinary General Meeting.

* *Please delete as appropriate.*

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

Proxy Form for Extraordinary General Meeting

Number of Shares related to this proxy form (note 1)	H Shares/Domestic Shares*

I (we) (note 2) ______________________________

of ______________________________ ,

being the holder(s) of (note 1) ______________________________ ,
H Share(s)/Domestic Share(s)* of Zhejiang Expressway Co., Ltd. (the "Company")

now appoint (note 3) ______________________________

(I.D. No.: ______________________ of ______________________

______________________)/ the Chairman of the meeting as my (our) proxy to attend and vote for me (us) on the ordinary resolutions in accordance with the instruction(s) below and on my (our) behalf at the Extraordinary General Meeting to be held at 10:00a.m. on Tuesday, 11th February 2003 at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China ("the PRC") for the purpose of considering and, if thought fit, passing those resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolution at his own discretion (note 4).

Ordinary Resolutions:	For (note 4)	Against (note 4)
1. To elect directors of the Company and approve their remuneration;		
2. To elect supervisors of the Company and approve their remuneration;		
3. To authorize the board of directors of the Company to approve the directors' service contracts, the supervisors' service contracts and all other relevant documents and to authorize any one executive director of the Company to sign such contracts and other relevant documents for and on behalf of the Company and to take all necessary action in connection therewith.		

Date: ______________________ , 2003 Signature: ______________________ (note 5)

Notes:

1. Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).
2. Please insert full name(s) and address(es) in **BLOCK LETTETRS**.
3. Please insert the name and address of your proxy. If this is left blank, the chairman of the Extraordinary General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.
4. Attention: If you wish to vote **FOR** any resolution, please indicate with a "√" in the appropriate space under "**For**". If you wish to vote **AGAINST** any resolution, please indicate with a "√" in the appropriate space under "**Against**". In the absence of any such indication, the proxy will vote or abstain at his discretion.
5. This form of proxy must be signed under hand by you or your attorney duly authorized in that behalf. If the appointor is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.
6. This form of proxy together with the power of attorney or other authorization document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company at 19th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, People's Republic of China and in the case of a holder of H Share(s), to Hong Kong Registrars Limited at Rooms 1901-1905, 19th Floor, Hopewell Center, 183 Queen's Road East, Hong Kong, at least 24 hours before the time designated for the holding of the Extraordinary General meeting.

* *Please delete as appropriate.*